Exhibit 99.2

PROXY

JACADA LTD.

11 Shenkar Street
Herzliya 46725, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Gideon Hollander and Mr. Yossie Hollander or either of them, as proxy, with the power to appoint his substitute, and hereby authorizes him to represent to vote as designated on the reverse side of this card, all the Ordinary Shares of Jacada Ltd. (the “Company”), held of record by the undersigned on December 16, 2015, at the Annual General Meeting of Shareholders (the “Meeting”) to be held on Friday, January 15, 2016 at 9:00 a.m. (Israel time), at the offices of the Company, 11 Shenkar Street, Herzliya 46725, Israel, or any adjournment or postponement thereof, on the following matters, which are more fully described in the Notice of 2015 Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges the publication of the Notice of Annual General Meeting of Shareholders of the Company, as well as receipt by the undersigned of the Proxy Statement with respect to ty the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted “FOR” each proposal (and, in the case of Proposals 1 and 2, “FOR” the nominees recommended by the Board only, and “AGAINST” the other nominees) and in such manner as the holder of the Proxy determines with respect to any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

JACADA LTD.

January 15, 2016

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
Instructions			1.	To re-elect or elect to the Company’s Board of Directors to serve as an external director under the Israeli Companies Law, and as a Class I director under the Company’s Articles of Association (the “Articles”) for a three-year term, EITHER
Ohad Zuckerman:
1.
For each of Proposal 1 and 2, only one nominee will be re-elected or elected. Therefore, if you wish to vote “FOR” either nominee in Proposals 1 or 2, you should vote “AGAINST” the other nominee in that same proposal.

					FOR	AGAINST	ABSTAIN

				(i) Mr. Ohad Zuckerman (the nominee recommended by the Board); OR	☐	☐	☐
2.	If you possess a Personal Interest (as defined in the Israeli Companies Law and as described in the Proxy Statement) in the re-election or election of either nominee under Proposal 1 or in the approval of Proposal 4, you should not vote on that proposal but should instead indicate your Personal Interest in the space provided below and also contact the Company’s General Counsel at (770) 776-2215 (fax: (770) 810-4319), who will advise you how to submit your vote.
					FOR	Jeffrey Smith: AGAINST	ABSTAIN

				(ii) Mr. Jeffrey Smith (a nominee proposed by two affiliated shareholders, Kinetic Catalyst Partners LLC and Mr. Robert Ashton)	☐	☐	☐

			2.	To elect to the Company’s Board of Directors to serve as a Class I director under the Articles for a three-year term, EITHER
Barak Gablinger:
					FOR	AGAINST	ABSTAIN
(i) Mr. Barak Gablinger (the nominee recommended by the Board); OR
					☐	☐	☐
Robert Ashton:
					FOR	AGAINST	ABSTAIN
(ii) Mr. Robert Ashton (the nominee of two affiliated shareholders, Kinetic Catalyst Partners LLC and Mr. Robert Ashton)
					☐	☐	☐
			3.	To elect to the Company’s Board Mr. Ofer Timor (a nominee recommended by the Board), to serve as an unclassified director under the Articles for a one-year term.	☐	☐	☐
			4.	To approve the payment of a $100,000 cash bonus, and the accelerated vesting of options to purchase 100,000 ordinary shares, to or for (as appropriate) Mr. Guy Yair, the Company’s co-CEO.	☐	☐	☐
			5.	To approve the grant of options to purchase 30,000 ordinary shares to each of (i) the nominees elected the Board pursuant to each of Proposals 1 and 2, respectively, (ii) Mr. Ofer Timor (assuming that he is elected as a director at the meeting pursuant to Proposal 3) and (iii) Mrs. Tzvia Broida, a current external director of the Company, pursuant to the Company’s 2012 Share Option and Incentive Plan.	☐	☐	☐
			6.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors.	☐	☐	☐

By signing and returning this proxy card, the undersigned hereby confirms that he, she or it lacks a Personal Interest (as defined in the Israeli Companies Law) with respect to Proposals 1 and 4. If you possess a Personal Interest in either such proposal, please see Instruction 2 opposite.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.